                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                             Xpedite Systems, Inc.
                             ---------------------
                               (Name of Issuer)

                    Common Stock, $.01, par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  893929-10-0
                            ----------------------
                                (CUSIP Number)


                                Patrick G. Jones
                             Senior Vice President
                               Finance and Legal
                          Premiere Technologies, Inc.
                           3399 Peachtree Road, N.E.
                           Lenox Building, Suite 400
                            Atlanta, Georgia  30326
                                 (404) 262-8400


-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                November 13, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



                         (continued on following pages)

                              (Page 1 of 5 Pages)

---------------------------------------                        -----------------
CUSIP No. 893929-10-0                              13D/A       PAGE 2 OF 5 PAGES
---------------------------------------                        -----------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   Premiere Technologies, Inc.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   59-3074176
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)  [_]
                                                                       (b)  [_]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*
   00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   Items 2(d) or 2(e)                                                       [_]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Georgia
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
     NUMBER OF                0
      SHARES       -------------------------------------------------------------
   BENEFICIALLY            8  SHARED VOTING POWER
     OWNED BY                 3,621,953(1)
       EACH        -------------------------------------------------------------
     REPORTING             9  SOLE DISPOSITIVE POWER
      PERSON                  0
       WITH        -------------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              0
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   3,621,953(1)
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   38.1%(2)
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*
   CO
--------------------------------------------------------------------------------

                               Page 2 of 5 Pages
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(1)  The shares indicated include all of the issued and outstanding shares and all outstanding options and warrants (whether or not exercisable within 60 days) which are subject to the Stockholder Agreements described and defined in Item 4 of the Schedule 13D filed by the reporting person with respect to the common stock, par value $.01 per share of Xpedite Systems, Inc. ("Xpedite") on November 24, 1997, as amended (the "Schedule 13D"). The reporting person expressly disclaims beneficial ownership of any of the shares of Xpedite common stock as to which it may be deemed to share voting power pursuant to the Stockholder Agreements.

(2) The percentage indicated represents the percentage of the total outstanding shares of Xpedite common stock, which includes all shares issued and outstanding as of October 31, 1997, as represented to the reporting person by Xpedite in the Merger Agreement described and defined in Item 4 of the
     Schedule 13D, and all outstanding options and warrants (whether or not exercisable within 60 days) which are subject to the Stockholder Agreements. See Item 5 to the Schedule 13D. The reporting person expressly disclaims beneficial ownership of any of the shares of Xpedite common stock as to which it may be deemed to share voting power pursuant to the Stockholder Agreements.


                               Page 3 of 5 Pages

        This Amendment No. 1 is being filed to amend that certain Schedule 13D filed by Premiere Technologies, Inc. with respect to the common stock, par value $.01 per share of Xpedite Systems, Inc. on November 24, 1997 ("Schedule 13D"). Except as otherwise defined herein, capitalized terms shall have the meanings given such terms in the Schedule 13D.

        Item 2 to the Schedule 13D is hereby amended and restated as follows:

ITEM 2. IDENTITY AND BACKGROUND

        This statement is being filed by Premiere Technologies, Inc. a Georgia corporation ("Premiere"), whose principal offices are located at 3399 Peachtree Road, N.E., Lenox Building, Suite 400, Atlanta, Georgia 30326. Premiere's principal business is personal communications services.

        The executive officers and directors of Premiere are as follows:

            Boland T. Jones, an executive officer and director, is a United States citizen whose business address is 3399 Peachtree Road, N.E., Lenox Building, Suite 400, Atlanta, Georgia 30326. Mr. Jones is the Chief Executive Officer and Chairman of the Board of Premiere.

            Jeffrey A. Allred, an executive officer, is a United States citizen whose business address is 3399 Peachtree Road, N.E., Lenox Building, Suite 400, Atlanta, Georgia 30326. Mr. Allred is the Executive Vice President of Strategic Development of Premiere.

            Patrick G. Jones, an executive officer, is a United States citizen whose principal business address is 3399 Peachtree Road, N.E., Lenox Building, Suite 400, Atlanta, Georgia 30326. Mr. Jones is the Senior Vice President of Finance and Legal and Secretary of Premiere.

            George W. Baker, Sr., a director, is a United States citizen whose business address is 3399 Peachtree Road, N.E., Lenox Building, Suite 400, Atlanta, Georgia 30326. Mr. Baker is a director, president, and chief executive officer of Taco Tico, Inc., a franchisor of Mexican restaurants.

            Eduard J. Mayer, a director, is a United States citizen whose business address is 65 Queen Street West, Suite 1404, Toronto, Ontario M5H 2M5. Mr. Mayer is the president and owner of Acorn Ventures, Inc., a venture capital management company.

            Raymond H. Pirtle, Jr., a director, is a United States citizen whose business address is 511 Union Street, Nashville, TN 37219. Mr. Pirtle is a managing director and member of the board of directors of Equitable Securities Corporation, a financial services company.

        During the last five years, neither Premiere nor, to the best of Premiere's knowledge, any of its directors or executive officers has been (a) convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 4 of 5 Pages

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 9, 1997                          /s/  Patrick G. Jones
----------------      ----------------------------------------------------------
     Date                                     Signature

                      Patrick G. Jones, Senior Vice President, Finance and Legal
                      ----------------------------------------------------------
                                              Name/Title

                               Page 5 of 5 Pages